EXHIBIT 12-1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 1999	December 31, 1998	December 31, 1997

EARNINGS AS DEFINED (1)

Pre-tax income	$162,389	$114,619	$125,630

Fixed charges	59,340	61,304	57,905

Earnings as defined	$221,729	$175,923	$183,535

FIXED CHARGES AS DEFINED (1)

Interest on long-term debt	$48,455	$47,091	$47,024

Interest on other borrowed funds	8,626	12,113	8,664

Amortization of debt discounts, premium and expense	1,144	955	1,032

Interest implicit in rentals (2)	1,115	1,145	1,185

Fixed charges as defined	$59,340	$61,304	$57,905

Ratio of Earnings to Fixed Charges	3.74	2.87	3.17

Notes:

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount is estimated to be a reasonable approximation of the interest portion of rentals.

MichCon is a guarantor of certain other debt. Fixed charges related to such debt are deemed to be immaterial and therefore have been excluded from the above ratios.